UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 13, 2026

(Date of Report (Date of earliest event reported))

GREEN COFFEE COMPANY HOLDINGS, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1027602
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1301 West 22nd St. Suite 310 Oak Brook, Illinois	60523
(Address of principal executive offices)	(ZIP Code)

(716) 997-9074
(Issuer’s telephone number, including area code)

Class B Common Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant.

(a)	Dismissal of Independent Accounting Firm

On August 13, 2026, the Board of Directors (the “Board”), of Green Coffee Company Holdings, LLC, a Delaware limited liability company (the “Company”), approved the appointment of M&K CPAS, PLLC (“M&K”) as the Company’s independent accounting firm for the fiscal year ending December 31, 2026. In connection with its selection of M&K, the Board ratified the change in auditor from its former independent accounting firm, RSM Puerto Rico (“RSM”) and gave them notice of their dismissal as the Company’s independent accounting firm on August 31, 2026. RSM issued unqualified opinions on the Company's financial statements for the years ended December 31, 2025 and 2024.

During the years ended December 31, 2025 and December 31, 2024, and the subsequent interim period preceding such dismissal on August 31, 2026, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and RSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to RSM’s satisfaction, would have caused RSM to make reference to the matter in their report, and (ii) there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided RSM with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating whether or not RSM agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement, which has been filed as Exhibit 99.1 to this Form 1-U.

(b)	Appointment of Independent Accounting Firm

On August 13, 2026, the Company entered into an engagement to retain M&K as the Company’s new independent registered public accounting firm for the year ended December 31, 2026.

During the two most recent fiscal years ended December 31, 2025 and 2024, and during the subsequent interim period from January 1, 2026 through August 13, 2026, neither the Company nor anyone acting on its behalf has consulted with M&K regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that M&K concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

Exhibit Index

Exhibit No.	Description
99.1	Letter from RSM Puerto Rico

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREEN COFFEE COMPANY HOLDINGS, LLC

By:	/s/ Adam Jason
Name:	Adam Jason
Title:	Co-Chief Executive Officer

Date: September 2, 2026